Filed Pursuant To Rule 433

Registration No. 333-254134

January 11, 2024

Subject line: WisdomTree's New ETF Launch: BTCW

Good morning,

WisdomTree is excited to announce the launch of BTCW, WisdomTree Bitcoin Fund. The WisdomTree Bitcoin Fund (BTCW) is listed on the Cboe BZX Exchange, Inc. (the “Exchange”) and Coinbase Custody Trust Company LLC (the “Bitcoin Custodian”) is the custodian with respect to the bitcoin holdings. The investment objective is to gain exposure to the price of bitcoin; the fund’s shares will be valued daily based on the CME CF Bitcoin Reference Rate – New York Variant (the “Reference Rate”), which is an independently calculated value based on an aggregation of executed trade flow of major bitcoin spot platforms.

Trading Characteristics:

•	Ticker: BTCW

•	Expense Ratio 0.00%*

o	*The net Expense Ratio reflects a waiver of 0.30% as the Sponsor has agreed that for a 6-month period commencing on the day the Shares are listed on an Exchange, the Sponsor will waive the entire Sponsor’s Fee for the first $1 billion of Fund’s assets.

•	Listing Exchange: CBOE BZX

•	Management Strategy: Passive

•	Initial NAV: $50

•	CU Size: 5,000

•	C/R Fee: $100

•	Order Window: 9:00am -1:00pm*

o	Funded Order by 11AM

o	Unfunded Order by 1PM

•	Order type: Cash

•	Settlement Cycle: T+1

•	Distribution Frequency: N/A

•	Rebalance Frequency: N/A

Best,

[WisdomTree Capital Markets team member]

This email is for Institutional Investors Only. Not for the Retail Public.

Important Risks Related to this Email:

[ ] is a Registered Representative of Foreside Fund Services, LLC

This information must be preceded or accompanied by a prospectus, click here to view or download prospectus. We advise you to consider the fund's objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other important information about the fund. Please read the prospectus carefully before you invest.

There are risks associated with investing, including possible loss of principal.

Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your financial condition permits you to invest in the WisdomTree Bitcoin Fund and you should be willing to accept more risk than may be involved with other exchange traded products or ETFs that do not hold bitcoin.

Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on in an investment in bitcoin and such investment could lose all or substantially all of its value. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of bitcoin or restrict the use of bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of bitcoin. Digital Asset Markets may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of bitcoin.

There can be no assurance that the fund will achieve its investment objective.

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund’s shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.

Please read the Fund’s prospectus for specific details regarding the Fund’s risk profile.

Foreside Funds Services, LLC, is the Marketing Agent for the WisdomTree Bitcoin Fund (BTCW). Foreside Fund Services, LLC, is not affiliated with WisdomTree, Inc. nor any other entities mentioned.